UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 38)*

KELLOGG COMPANY
 (Name of Issuer)

Common Stock, $.25 par value per share
 (Title of Class of Securities)

487836108
 (CUSIP Number)

December 31, 2014
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 12

SCHEDULE 13G

CUSIP No. 487836108		Page 2 of 12 Pages

1.	Names of Reporting Persons. W. K. KELLOGG FOUNDATION TRUST
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	71,174,190
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	71,174,190
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,174,190
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No. 487836108		Page 3 of 12 Pages

1.	Names of Reporting Persons. W. K. KELLOGG FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	71,174,190
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	71,174,190
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,174,190
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person: CO

SCHEDULE 13G

CUSIP No. 487836108		Page 4 of 12 Pages

1.	Names of Reporting Persons. JAMES M. JENNESS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	205,330
	6.	Shared Voting Power	71,174,190
	7.	Sole Dispositive Power	205,330
	8.	Shared Dispositive Power	71,174,190
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,379,520
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person: IN

SCHEDULE 13G

CUSIP No. 487836108		Page 5 of 12 Pages

1.	Names of Reporting Persons. LA JUNE MONTGOMERY TABRON
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	71,174,190
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	71,174,190
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,174,190
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person: IN

SCHEDULE 13G

CUSIP No. 487836108		Page 6 of 12 Pages

1.	Names of Reporting Persons. WENDA W. MOORE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	772
	6.	Shared Voting Power	71,174,190
	7.	Sole Dispositive Power	772
	8.	Shared Dispositive Power	71,174,190
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,174,962
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person: IN

SCHEDULE 13G

Page 7 of 12 Pages

This Schedule 13G is being filed as Amendment No. 38 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock, $.25 par value per share, of Kellogg Company (the “Shares”).

This Amendment No. 38 is being filed by the Trust on behalf of itself, W.K. Kellogg Foundation (the “Foundation”), as sole beneficiary of the Trust, and James M. Jenness, La June Montgomery Tabron and Wenda W. Moore, as the three individual trustees of the Trust as of December 31, 2014.

A separate Schedule 13G is being filed by The Bank of New York Mellon Corporation, as parent holding company for The Bank of New York Mellon Trust Company, N.A., the sole corporate trustee of the Trust.  Previously, the three individual trustees of the Trust filed jointly on Schedule 13G with the sole corporate trustee.

Sterling K. Speirn left the office of trustee of the Trust on March 31, 2014.  On that date, La June Montgomery Tabron succeeded Mr. Speirn as a trustee of the Trust.  Accordingly, beginning with the year ending December 31, 2014, Mrs. Montgomery Tabron is reporting her shareholdings of Kellogg Company in lieu of Mr. Speirn on amendments to this Schedule 13G.

Under the agreement governing the Trust, if a majority of the trustees of the Trust (which majority must include the corporate trustee) cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock.  In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations.  As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of Section 13(d) of the Act.

The number of Shares beneficially owned by each of the Trust, the Foundation, James M. Jenness, La June Montgomery Tabron and Wenda W. Moore, individually, as fiduciary or otherwise, is hereinafter reported.  The number of Shares beneficially owned collectively by such persons is 71,380,292, which is approximately 20.0% of the Shares outstanding.  Of this amount, 71,174,190 Shares, or approximately 20.0% of the Shares outstanding, represent Shares held in the Trust, and beneficially owned by the trustees in a fiduciary capacity on behalf of the Trust.

The number of reported Shares for James M. Jenness includes 5,000 Shares that he may acquire within 60 days of December 31, 2014 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans.

Item 1(a).	Name of Issuer:

Kellogg Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Kellogg Square
Battle Creek, Michigan 49016-3599

SCHEDULE 13G

Page 8 of 12 Pages

Item 2(a).	Name of Person Filing

W.K. Kellogg Foundation Trust
W.K. Kellogg Foundation
James M. Jenness
La June Montgomery Tabron
Wenda W. Moore

Item 2(b).	Address of Principal Business Office or, if None, Residence:	Address
The Bank of New York Mellon Trust Co., NA
	Person Filing	One BNY Mellon Center
	W.K. Kellogg Foundation Trust:	500 Grant Street, Room 151-0410
Pittsburgh, PA 15258

W.K. Kellogg Foundation:	One Michigan Avenue East
Battle Creek, MI 49017-4058

James M. Jenness:	One Kellogg Square
P.O. Box 3599
Battle Creek, MI 49016

La June Montgomery Tabron:	One Michigan Avenue East
Battle Creek, MI 49017-4058

Wenda W. Moore:	One Michigan Avenue East
Battle Creek, MI 49017-4058

Item 2(c).	Citizenship:

	W.K. Kellogg Foundation Trust:	-A Michigan Trust
	W.K. Kellogg Foundation:	-A Michigan Nonprofit Corporation
	James M. Jenness:	-U.S. Citizen
	La June Montgomery Tabron:	-U.S. Citizen
	Wenda W. Moore:	-U.S. Citizen

Item 2(d).	Title of Class of Securities:

Common Stock, $.25 par value per share

Item 2(e).	CUSIP Number:

487836108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable. This statement is being filed pursuant to Rule 13d-1(d).

SCHEDULE 13G

Page 9 of 12 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned as of December 31, 2014:

	W.K. Kellogg Foundation Trust:	71,174,190
	W.K. Kellogg Foundation:	71,174,190
	James M. Jenness:	71,379,520
	La June Montgomery Tabron:	71,174,190
	Wenda W. Moore:	71,174,962

Item 4(b)	Percent of Class:

	W.K. Kellogg Foundation Trust:	20.0%
	W.K. Kellogg Foundation:	20.0%
	James M. Jenness:	20.0%
	La June Montgomery Tabron:	20.0%
	Wenda W. Moore:	20.0%

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:

W.K. Kellogg Foundation Trust:	0
W.K. Kellogg Foundation:	0
James M. Jenness:	205,330
La June Montgomery Tabron:	0
Wenda W. Moore:	772

(ii) Shared power to vote or direct the vote:

W.K. Kellogg Foundation Trust:	71,174,190
W.K. Kellogg Foundation:	71,174,190
James M. Jenness:	71,174,190
La June Montgomery Tabron:	71,174,190
Wenda W. Moore:	71,174,190

(iii) Sole power to dispose or direct the disposition of:

W.K. Kellogg Foundation Trust:	0
W.K. Kellogg Foundation:	0
James M. Jenness:	205,330
La June Montgomery Tabron:	0
Wenda W. Moore:	772

(iv) Shared power to dispose or direct the disposition of:

W.K. Kellogg Foundation Trust:	71,174,190
W.K. Kellogg Foundation:	71,174,190
James M. Jenness:	71,174,190
La June Montgomery Tabron:	71,174,190
Wenda W. Moore:	71,174,190

SCHEDULE 13G

Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SCHEDULE 13G

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015

W.K. Kellogg Foundation Trust

/s/ Dana Luksic
Dana Luksic, Vice President The Bank of New York Mellon Trust Company, NA, corporate trustee

W.K. Kellogg Foundation

/s/ Dana Luksic
By its attorney in fact, Dana Luksic

James M. Jenness

/s/ Dana Luksic
By his attorney in fact, Dana Luksic

La June Montgomery Tabron

/s/ Dana Luksic
By her attorney in fact, Dana Luksic

Wenda W. Moore

/s/ Dana Luksic
By her attorney in fact, Dana Luksic

SCHEDULE 13G

Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit No.

Exhibit 24.1	Power of Attorney of W.K. Kellogg Foundation dated November 29, 2011

Exhibit 24.2	Power of Attorney of James M. Jenness dated November 16, 2011 (incorporated by reference to Exhibit 24.2 to Amendment No. 35)

Exhibit 24.3	Power of Attorney of La June Montgomery Tabron dated April 8, 2014

Exhibit 24.4	Power of Attorney of Wenda W. Moore dated November 16, 2011 (incorporated by reference to Exhibit 24.4 to Amendment No. 35)

Exhibit 99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)